SECURITIE 11021590 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8-39573

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: McMahan Securities Co. L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Putnam Avenue
(No. and Street)

Greenwich (City) CT (State) 06830-6086 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Robert Peters (203) 618-3345
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) New York (State) 10004 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Robert W. Peters, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McMahan Securities Co. L.:P.., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Financial and Operations Principal

Title

My Commission Expires
May 31, 2013

Notary Public

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

MCMAHAN SECURITIES CO. L.P.

December 31, 2010

MCMAHAN SECURITIES CO. L.P.

TABLE OF CONTENTS

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
McMahan Securities Co. L.P.

We have audited the accompanying statement of financial condition of McMahan Securities Co. L.P. (the "Partnership") as of December 31, 2010. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of McMahan Securities Co. L.P. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 25, 2011

MCMAHAN SECURITIES CO. L.P.
Statement of Financial Condition
December 31, 2010

ASSETS

Cash	$ 142,644
Securities owned at fair value	11,855,322
Receivable from clearing broker	4,791,452
Interest and dividends receivable	66,758
Furniture, fixtures, office equipment and leasehold improvements (net of accumulated depreciation and amortization of $1,546,547)	154,865
Investments in related entities	1,803,112
Receivable from related entities	160,037
Other	557,314
Total assets	$ 19,531,504

LIABILITIES AND PARTNERSHIP CAPITAL

Securities sold, not yet purchased, at fair value	$ 8,175,087
Accrued expenses and other	1,355,803
Total liabilities	9,530,890
Total Partnership capital	10,000,614
Total liabilities and partnership capital	$ 19,531,504

The accompanying notes are an integral part of this statement.

1. ORGANIZATION

McMahan Securities Co. L.P. (the "Partnership") is a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Partnership is primarily engaged in proprietary trading and, on a limited basis, investment advisory. The Partnership also introduces institutional customers to correspondent broker and earns commissions on their transactions. The Partnership is exempt from Rule 15c3-3 of the under paragraph k(2)(ii) of that Rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash

Cash is held primarily at one major financial institution, which is a member of Federal Deposit Insurance Corporation ("FDIC"). At times, the amount of cash on deposit at this financial institution may exceed the FDIC insurance limit. The Partnership may be exposed to credit risk on any portion of cash that exceeds the FDIC insurance limit.

Securities Transactions

Securities transactions are recorded on a trade-date basis. Securities owned and securities sold but not yet purchased are valued at fair value.

Fair Value Measurement

US GAAP establishes a hierarchal disclosure framework that prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. As required by US GAAP, we do not adjust the quoted price for these investments, even in situations where we hold a large position and a sale could reasonably impact the quoted price.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Furniture, Fixtures, Office Equipment, and Leasehold Improvements

Furniture, fixtures, office equipment, and leasehold improvements are carried at cost. Depreciation of furniture, fixtures and office equipment is provided on the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the remaining term of the lease.

Investments in Related Entities

Investments in related entities are reported in the statement of financial condition at fair value which approximates the Partnership's portion of the net assets of these investments. The Partnership's risk of loss is limited to its investment in these entities. The Partnership may make additional contributions or withdrawals.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Partnership is taxed as a partnership for U.S. federal income tax purposes. The partners include their distributive share of the Partnership's taxable income or loss on their respective income tax returns. Accordingly, no income tax liability or expense has been recorded in the financial statements of the Partnership.

In accordance with US GAAP, there are financial accounting and disclosure requirements for recognition and measurement of tax positions taken or expected to be taken on an income tax return. The Partnership has reviewed its tax positions for the open tax years 2007 through 2010 and determined that the implementation did not have a material impact on the Partnership's financial statements or require additional disclosure.

3. RECEIVABLE FROM CLEARING BROKER

The Partnership conducts business with its clearing broker for its own proprietary accounts. The clearing and depository operations for the Partnership's proprietary transactions are performed by its clearing broker pursuant to their clearance agreements. All securities owned, securities sold, but not yet purchased and the due from clearing broker reflected in the statement of financial condition are positions carried by and

amounts due from the clearing broker. Amounts receivable from clearing broker as shown on the statement of financial condition may be limited to the amount of margin excess available at any given time. The Partnership is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill its contractual obligations.

4. FAIR VALUE MEASUREMENT

The following table summarizes the valuation of the Partnership's securities positions by the US GAAP fair value hierarchy levels, as mentioned in Note 2, as of December 31, 2010:

Assets	**Level 1**	**Level 2**	**Level 3**	**Total**
Securities owned				
Convertible bonds	$ -	$ 7,316,262	$ -	$ 7,316,262
Equity securities	790,733	1,696,707	-	2,487,440
Exchange-traded funds	476,750	-	-	476,750
Options/Warrants	-	1,574,870	-	1,574,870
Investment in related entities	-	-	1,803,112	1,803,112
	$ 1,267,483	$ 10,587,839	$ 1,803,112	$ 13,658,434
Liabilities				
Securities sold, not yet purchased				
Convertible bonds	$ -	$ 1,190,928	$ -	$ 1,190,928
Equity securities	6,543,913	23,311	-	6,567,224
Exchange-traded funds	390,865	-	-	390,865
Options/Warrants	-	26,070	-	26,070
	$ 6,934,778	$ 1,240,309	$ -	$ 8,175,087

In accordance with US GAAP, a reporting entity may elect to use NAV per share or its equivalent as a practical expedient to measure an alternative investment at fair value, such as the Partnership's investments in related entities. However, the investee must calculate NAV per share or its equivalent in a manner consistent with the measurement principles established by FASB, which requires that the underlying investments be measured at fair value. The Partnership's investments in related entities included an investment as a limited partner in an affiliated hedge fund. According to the offering documents for this affiliated hedge fund, the Partnership can redeem the investment at the beginning of the month provided that notification is submitted at least 90 days in advance.

5. DERIVATIVE FINANCIAL INSTRUMENTS

During 2010, the Partnership's derivative activities were limited to the trading of over-the-counter options. This trading of over-the-counter options was conducted to satisfy the needs of the Partnership's clients, hedge proprietary portfolio risks, and pursue trading profits opportunistically. The Partnership recognizes all over-the-counter options as either assets or liabilities and measures them at fair value. Generally, fair values for the over-the-counter options are based on quoted prices. During 2010, the trading of over-the-counter options was an insignificant portion of the overall trading at the Partnership. As of December 31, 2010, the Partnership held $15,840 and $26,070 in long and short market value, respectively, in over-the-counter options.

6. NET CAPITAL REQUIREMENT

As a registered broker-dealer the Partnership is subject to Rule 15c3-1 of the SEC which specifies uniform net capital requirements for its registrants.

The Partnership has elected the "Alternative Net Capital Requirement" under paragraph (f) of this rule, which states that the broker-dealer must maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements, for Broker and Dealers (Rule 15c3-3). At December 31, 2010, the Partnership had net capital of $4,724,204, which exceeded its requirement of $250,000 by $4,474,204.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Partnership and the clearing broker which requires, among other things, for the clearing broker to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Partnership enters into transactions in securities sold, but not yet purchased. These transactions contain off-balance-sheet risk whereby the Partnership will incur a loss if the market value of the securities increases over amounts recognized in the statement of financial condition. Generally, the Partnership limits its risk by holding offsetting security positions.

Substantially all of the Partnership's cash and securities positions are held by a custodian broker. The Partnership's custodian broker is highly capitalized and a member of major securities exchanges. Although the Partnership clears its customer transactions through a clearing broker, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Partnership to risk and potential loss. However, the transactions are fully collateralized by the underlying security.

8. COMMITMENTS AND CONTINGENCIES

Lease Commitment

The Partnership has a noncancellable lease for office space, which expires on March 31, 2011. The lease is subject to escalations for increases in real estate taxes and operating costs. The minimum annual rentals are as follows:

	Minimum Rentals
Year Ending December 31,	
2011	$ 243,539
2012	-
	$ 243,539

Legal and Regulatory Matters

The Partnership has been named as a defendant in a legal matter, in which the plaintiff seeks to avoid approximately $11 million that was previously paid to the Partnership for investment banking services rendered. In the opinion of management, the resolution of this matter is not expected to have a material adverse effect on the financial condition and results of operations of the Partnership.

The Partnership is currently participating in a regulatory review. In the opinion of management, the completion of this review is not expected to have a material adverse effect on the financial condition and results of operations of the Partnership.

9. 401(k) PLAN

The Partnership maintains a 401(k) savings and profit-sharing plan (the "Plan"). Full-time employees who have completed three months of service and have attained 21 years of age are eligible to participate. Participant contributions are limited to the lesser of 15% of compensation or the amounts prescribed by government regulations. The Partnership, at its discretion, may make contributions to the Plan. For the year ended December 31, 2010, the Partnership did not make any contributions to the Plan.

10. RELATED PARTY TRANSACTIONS

Administrative and Employee Costs

The Partnership shares certain administrative and employee costs with related entities, pursuant to executed cost sharing agreements. These costs include information technology services, facility rental, and back-office employee compensation and benefits. On a regular basis, the Partnership is reimbursed for these costs that were incurred on behalf of the related entities. The Partnership has a receivable for these costs of $160,037 at December 31, 2010, which is included in the statement of financial condition.

Investments in Related Entities

The Partnership has invested, on a limited partner basis, in certain related entities consisting of investment partnerships. A discussion on the valuation of these investments has been provided in the Fair Value Measurement footnote. At December 31, 2010, the Partnership's investments in these related entities amounted to $1,803,112.

11. SUBSEQUENT EVENTS

The Partnership has evaluated events and transactions that may have occurred since December 31, 2010 through the date the financial statements were available for issuance and has determined the following subsequent event during this period:

On February 22, 2011, $100,000 of equity capital was withdrawn from the Partnership by a limited partner.

The Partnership's investments in related entities included an investment in an affiliated hedge fund. On January 31, 2011, the Partnership submitted a notice to redeem this entire investment according to a waiver of the standard redemption notification period. The fund's administrator confirmed the receipt of this redemption notice on February 7, 2011. This redemption is expected to provide proceeds of approximately $1.5 million in cash to the Partnership on or about March 1, 2011.

The Partnership is contemplating the redemptions of equity capital to its partners. The amount of the redemptions is yet to be determined and could be material.